Exhibit 99.1

OKYO Pharma Announces Positive Data in Long-Term Stability of Urcosimod

●	Urcosimod in Phase 2 clinical trial for Neuropathic Corneal Pain shown to have Long-Term Stability
●	Urcosimod stable in single-use ampoules for more than 2½ years
●	FDA requires drug to show long-term shelf stability for approval
●	Daily administration to patients via ampoules can minimize risk of contamination

London and New York, NY, March 31, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP), a severe ocular condition without an FDA approved therapy, and for inflammatory dry eye disease (DED), a multi-billion-dollar market, is pleased to announce that the Company has successfully established that urcosimod (formerly known as OK-101) has been shown to be stable for over two and a half years in single-use ampoules used for administration of the drug to patients. Urcosimod is presently in a Phase 2b, randomized, placebo-controlled, double-masked, 48-patient clinical trial to treat NCP patients.

“Success for a drug in clinical development is not just about clinical data obtained from clinical trials but also requires a considerable amount of successful effort with what are called the chemistry, manufacturing and controls (CMC) part of a successful submission package to the FDA,” commented Gary S. Jacob, Ph.D., Chief Executive Officer of Okyo Pharma. “One of the major requirements for drug approval is that the drug is stable to degradation for a considerable period of time. This addresses the issue of shelf stability for a drug, and the fact that we have now established this for urcosimod is a critical positive step in meeting CMC requirements for a successful New Drug Application (NDA) with FDA.”

“Recently completed GMP stability assay testing of single-use ampoules containing urcosimod in ophthalmic solution, stored under refrigerated conditions, showed impressive stability (0.05% urcosimod – 94.8% and 0.1% urcosimod – 97.4%) after over two and a half years,” said Raj Patil, Ph.D., Chief Scientific Officer of OKYO Pharma. “We are also conducting long-term stability testing of urcosimod at room temperature, and so far, the 3-month results at room temperature are at or above 100%. It’s important to highlight that urcosimod is administered to patients as eye drops, and we have been pleased not only with the drop comfort score observed with this drug but also with the efficacy results from an earlier trial of urcosimod to treat DED. These positive results have fueled our excitement for this drug’s potential to treat NCP.”

Commercial marketing of ophthalmic drugs for ocular conditions which typically utilizes small plastic bottles has seen an increasing utilization of single-use ampoules by patients for ocular conditions such as DED, for ease of use, and for minimizing concerns regarding potential loss of sterility with use of plastic bottles for daily administration of drug over extended periods of weeks and months.

About the Urcosimod Phase 2b Trial in NCP Patients

The Phase 2 study is designed as a double-masked, randomized, 12-week placebo-controlled trial in NCP patients. A total of 48 patients are planned to enroll for the study, with NCP disease confirmed via confocal microscopy. The trial is being conducted as a single-center trial at Tufts Medical Center and is being led by Pedram Hamrah, MD, of Tufts Medical Center, as Principal Investigator.

About NCP

Neuropathic corneal pain is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of neuropathic corneal pain is unknown but is thought to result from nerve damage to the cornea combined with inflammation. Neuropathic corneal pain, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated by various topical and systemic treatments in an off-label fashion. Notably, there is no FDA approved drug to treat this debilitating condition.

About Urcosimod (Formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and is presently being evaluated in a randomized, placebo-controlled, double-masked Phase 2 trial to treat 48 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and dry eye disease. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients in a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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